SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (date of earliest event reported): **September 21, 2004**

Adobe Systems Incorporated

(Exact name of Registrant as specified in its charter)

Delaware	**0-15175**	**77-0019522**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**345 Park Avenue
San Jose, California 95110-2704**
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(408) 536-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01 Other Events.

On September 20, 2004, Adobe Systems Incorporated released financial results for the third quarter of fiscal 2004 and conducted a webcast conference call to discuss these results.   On this call Bruce Chizen, the company's Chief Executive Officer, discussed the company's growth prospects for future periods. However, the company is clarifying that Mr. Chizen did not intend to provide any guidance regarding fiscal 2005 financial results or expected growth rates as compared to fiscal 2004, and nothing stated in the call should be interpreted as providing any such guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADOBE SYSTEMS INCORPORATED

Date: September 21, 2004

By: /s/ MURRAY J. DEMO
      Murray J. Demo
      Senior Vice President and Chief
      Financial Officer

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